Exhibit 99.4

TO THE SHAREHOLDERS OF MAGAL SYSTEMS LTD.:

       This letter is provided by three separate entities (the “Shareholders”) and their respective affiliates (percentage holdings of Magal’s outstanding shares indicated):

●	Clough Capital Partners, LP (6.77%)
●	Prescott Group Capital Management, LLC (5.24%)
●	Diker GP, LLC (5.81%)

       in connection with our request, pursuant to Section 63(b)(2) of the Israeli Companies Law, 1999, to convene Magal’s Extraordinary General Shareholders Meeting to consider our proposal that:

(a)	The service of all directors (excluding Nathan Kirsh and two external directors) immediately terminate; and
(b)	Avihu Ben-Nun, Yoav Stern, Zivi Nedivi, Ami Amir and Israel Shafir be elected as directors.

WHO ARE WE?

       The Shareholders are unaffiliated U.S. based investment funds, separately managing sizeable investments in U.S. and Israeli public companies. We have invested millions of dollars in Magal and have experienced progressive value erosion. We have remained shareholders for years, through ongoing deterioration. We believe that most Magal shareholders share similar circumstances. Our board nominees are capable, experienced executives with a plan for Magal’s recovery, including an immediate cash injection from Plenus (http://www.viola-group.com/), a leading mezzanine fund, and an equity investment from a strategic partner, Optex Co. Ltd. (http://www.optex.co.jp/e/), a world leader with a security business complementary to Magal’s.

WHY REPLACE THE BOARD?

       Magal operates in stable, expanding markets offering growth opportunities. While recognized as market leader in perimeter intrusion detection, Magal’s performance continuously declines. Under fresh, capable leadership, Magal can recover and succeed. Absent such transformation, Magal will continue deteriorating.

OPPORTUNITIES–Improving industry:

Current management justifies decline based on “market weakness”.

HOWEVER:

Leading research firms note resurging markets:

“a quick recovery... new government funding...Perimeter security market...worth $371.2M(2009)...forecast to grow at 9.0%, per annum (“CAGR”) to $570.4M(2014)...” (IMS Research)

“Perimeter Security markets are expected to grow at a steady pace...driven by growing risk facing critical infrastructures worldwide, growing demand... Fence systems are expected to grow...free-standing sensors is expected to remain strong.... buried systems is expected to grow...” (Frost & Sullivan)

WEAKNESSES:

●	Progressive deterioration under current board:

	2006	2007		2008		2009		Ql/2010
Revenues	$63.6M	$62.7M		$57.1M		$54.5M		$9.8M
Income(Loss)-continuing operations	$2.0M	$(1.1M	)	$(18.9M	)	$(5.3M	)	$(2.4M	)
Book Value	$58.1M	$65.6M		$30.7M		$32.3M		$30.7M

       Magal’s cumulative Net Loss– $34,300,000 during 2007-2010.

       Quantity of New Projects announced by Magal in 2009 declined sharply, exposing inability to stimulate revenues, foreshadowing expected market share and revenue losses.

       Share price has declined correspondingly, from approximately $14/share in March 2006 to $2.70/share in July 2010.

      Cash Crisis: Magal’s proxy statement for the upcoming meeting reveals, for the first time, that under current leadership, Magal endures a cash crisis, and may fail to continue as a going-concern. The board had not revealed this crisis to Magal’s shareholders previously.

●	Stale, unsuitable board: Magal needs directors with meaningful experience leading industrial/high-tech companies with international operations, handling turn-around situations and understanding, in-depth, command & control systems (“C&C”), communications, video-over-IP, sensors and system engineering, integration and security markets, which the present five directors (averaging 13 years service) do not possess.

●	Wasteful expenditures/compensation: In September-2007, the current board led a disastrous $12-15M cash acquisition, publicly announcing “it would generate revenues and income in 2007 and beyond ...”. Instead, it lost $11.9M and was written off 16 months later.

Immediately thereafter, despite Magal’s decline, the directors provided a lifetime compensation package and a lavish retirement package to the ex-chairman, and ex-CEO (his son-in-law), respectively. The present chairman is paid generously for a 50-60% time commitment, with significant other commitments, which prevent fulfillment of his Magal obligations. Despite Magal’s performance, in June 2010, he received compensation improvements.

●	Magal’s significant management instability, 12/2007-3/2010:
	o	4 CFOs left.
	o	3 individuals were CEO.
	o	2 Senior VP-R&D left.
	o	Fiber-Optics-Technology Leader left.
	o	3-4 VPs left.

WHY WILL THE CURRENT BOARD’S FINANCING PLAN (Proxy Card Item 2) CAUSE YOU FINANCIAL LOSS?

   ●    The financing offered in response to our proposals will increase the principal shareholder’s and board’s control AT YOUR EXPENSE, entrenching a failing board, preventing, perhaps permanently, a turn-around.

   ●   Dilutive financing: The financing (private placement to Nathan Kirsh, and his disproportional participation in a rights offering) involves a substantial share issuance at an all-time-low-price.

   ●    YOU WILL NEED TO INVEST ADDITIONAL CASH. IF NOT:

    o    Your ownership will be diluted.
    o    The share price may fall, causing additional value loss.
    o    Kirsh and the current, failing board (on which he serves and controls) will further increase their control to virtually total control. In the future, you will have NO SAY.

   ●    Preclusion of new opportunities: The public’s dilution would preclude Magal’s public shareholders from triggering a turn-around.

   ●    Is it a Real Cash Crisis?   Ironically, the proposed financing followed, and responded to, our proposals, which would enable new strategies and turn-around solutions.

      Is Magal’s cash crisis the true rationale for the financing?  THEN, its approval could have been sought on June-23rd-2010, at Magal’s annual meeting.

               OR:

      Is the failing control group actually seeking to take absolute control, AT YOUR EXPENSE, using a cash crisis threat as a justification?

   ●   An approval of our proposals may represent the last opportunity for public shareholders to save Magal from this control group and influence Magal’s future.

HOW WILL WE “CURE” MAGAL?

    Our nominees provide shareholders much improved chances for value realization.   They ARE NOT AFFILIATED with each other or us, and were identified solely based on CREDENTIALS& RECORD.BIOGRAPHIES: http://www.sec.gov/Archives/edgar/data/896494/000114420410036901/vl90054_6k.htm, pages 6-8.

   ●   Professionally qualified:

     Major General Ben-Nun, ex-Chairman of General Motors’ UMIT/R&D center in Israel, and ex-Commander of the Israeli Air Force, has led technology organizations and possesses a network of contacts with international security and defense end users, matching Magal’s markets.

     Yoav Stern, ex-Interim CEO of Magal and our proposed CEO, has, for 20 years, turned around North American and Israeli hi-tech industrial companies. He possesses substantial technological vision, managerial and financial skills, is closely familiar with Magal’s personnel, and thoroughly understands Magal’s business and markets.

     Zivi Nedivi joins Stern in executing our turnaround plan, as accomplished before for U.S. companies. Nedivi has saved large organizations in difficult circumstances, having led a $300M US aviation maintenance business from the brink of liquidation to renewed profitability and growth.

     General (Res.) Shafir, ex-VP and Head of C&C Product Marketing of Magal, has successfully invented Emergency-Situations-Decision-Support-System, and intimately understands Magal’s markets and products.

     Ami Amir, possessing vast experience in Communication-IP technologies, having founded and managed a world leader in video over IP and a U.S. electronic distribution/marketing organization, will assist Magal’s conversion from “has-been” to innovative technology & market leader.

   ●   Experience at Magal: Our team is positioned to initiate a turnaround immediately. Two of our candidates were Magal senior executives— interim CEO and Vice President for Business Development— during 2009. Throughout that period, a comprehensive turnaround plan was designed, involving a strategic repositioning of the business on a profitable growth path. While the implementation started and RECEIVED WRITTEN PRAISES from the board and Kirsh, the plan was soon abolished, as changes were rejected by the chairman, viewed as too rigorous for Magal.

   ●   Clear Business Plan: Despite losing ground to competitors under failed leadership, Magal is still the recognized market leader. Our team will adjust our plan to account for Magal’s downturn. Our proposed CEO has been traveling worldwide and visiting industry players, discussing with them strategy, growth and cooperation plans. His up-to-date knowledge of the market landscape is invaluable.

   o   Revise Business-Model: We intend to immediately effect structural changes to Magal’s business to re-position Magal and improve its product offering for competitiveness and profitable growth. For obvious competitive reasons, we cannot elaborate.

   o   Reduction of Overhead: Important, but does not, by itself, cause company growth or value accretion. Magal’s latest 25% manpower reduction in Israel eliminated valuable senior engineers, which may lead to losing complete product lines and customers. As an alternative to losing key personnel in 2009, Mr. Stern, our nominee & then Interim-CEO, convinced all employees to volunteer 10% compensation reduction. Present chairman approved, but REFUSED to reduce HIS own.

   o   Financing: We intend to pursue a financing through a competitive process, untainted by conflicts of interest that characterize the current control group. After our new board nominees presented our plan to Plenus, a leading mezzanine fund, part of the $2 billion Viola group (http://www.plenus.co.il/Mezzanine/app/about_viola.asp), Plenus provided us with a written proposal for $6 million bridge loan followed by mid/long term mezzanine financing on more favorable terms than Kirsh’s proposal.

   o   Strategic Partners: We have obtained from Optex Co. Ltd. (http://www.optex.co.jp/e/), a $200M Japanese public company and world-leading sensor equipment provider whose security business complements Magal’s, a written proposal for strategic cooperation and cash equity investment in Magal, including a bridge financing offer on more favorable terms than Kirsh’s. Optex knows Magal well and CONDITIONED SUCH TRANSACTIONS UPON REPLACEMENT OF THE CURRENT BOARD.

WHAT DO WE RECOMMEND?

   ●   Shareholders should replace an entrenched, unsuccessful board with fresh candidates capable of leading Magal to better prospects.

   ●   Please VOTE

☑	FOR proposals 1A and 1B

and

☒	AGAINST proposal 2!

   ●   Additional information is available at www. MagalVote.com.